FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 March 2009

DIAGEO plc

(Translation of Registrant’s name into English)

England

(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-110804, 333-132732 and 333-153488) and registration statements on Form S-8 (File Nos. 333-153481 and 333-154338) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2008 of £1 = $1.46. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2008 except as noted on F-6.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2008 and 31 December 2007 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Trademarks, trade names and market data

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•                  Diageo’s ability to complete existing or future acquisitions and disposals;

•                  legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•                  developments in any litigation or other similar proceedings directed at the drinks and spirits industry;

•                  developments in the Colombian litigation, Turkish customs litigation or any similar proceedings;

•                  changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•                  changes in the cost of raw materials, labour and/or energy;

•                  changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•                  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•                  renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•                  termination of existing distribution or licence manufacturing rights on agency brands;

•                  systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this announcement.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards  (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2008.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2008 and 31 December 2007 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the four years ended 30 June 2008 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2008 are not necessarily indicative of the results for the year ending 30 June 2009. All data is in respect of continuing operations unless otherwise stated.

	Six months ended 31 December			Year ended 30 June
Income statement data(1)(8)	2008 $ million	2008 £ million	2007 £ million	2008 £ million	2007 £ million	2006 £ million	2005 £ million
Sales	9,769	6,691	5,667	10,643	9,917	9,704	8,968
Operating profit	2,389	1,636	1,414	2,226	2,159	2,044	1,731
Profit for the period
Continuing operations(3)(4)	1,753	1,201	1,014	1,571	1,417	1,965	1,326
Discontinued operations(2)	—	—	—	26	139	—	73
Total profit for the period(3)(4)	1,753	1,201	1,014	1,597	1,556	1,965	1,399

Per share data	$	pence	pence	pence	pence	pence	pence
Dividend per share(5)	0.20	13.90	13.20	34.35	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations(3)(4)	0.67	45.6	37.6	58.3	50.2	67.2	42.8
Discontinued operations(2)	—	—	—	1.0	5.2	—	2.4
Basic earnings per share	0.67	45.6	37.6	59.3	55.4	67.2	45.2
Diluted
Continuing operations(3)(4)	0.67	45.6	37.4	57.9	49.9	66.9	42.8
Discontinued operations(2)	—	—	—	1.0	5.1	—	2.4
Diluted earnings per share	0.67	45.6	37.4	58.9	55.0	66.9	45.2

	million	million	million	million	million	million	million
Average number of ordinary shares(7)	2,492	2,492	2,590	2,566	2,688	2,841	2,972

	As at 31 December			As at 30 June
Balance sheet data(1)(8)	2008 $ million	2008 £ million	2007 £ million	2008 £ million	2007 £ million	2006 £ million	2005 £ million
Total assets	32,183	22,043	15,187	16,027	13,956	13,927	13,921
Net borrowings(6)	12,287	8,416	5,724	6,447	4,845	4,082	3,706
Equity attributable to the parent company’s equity shareholders	5,463	3,742	3,844	3,498	3,972	4,502	4,459
Called up share capital(7)	1,164	797	832	816	848	883	883

This information should be read in conjunction with the notes on pages 5 to 6.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2008 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  The group adopted the provisions of IAS 39 — Financial instruments recognition and measurement from 1 July 2005. As permitted under IFRS 1 — First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the condensed consolidated balance sheet at 1 July 2005.

(2) Discontinued operations Discontinued operations in the years ended 30 June 2008, 30 June 2007 and 30 June 2005 are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

(3) Exceptional items These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items before taxation for continuing operations is as follows:

	Six months ended 31 December		Year ended 30 June
	2008 £ million	2007 £ million	2008 £ million	2007 £ million	2006 £ million	2005 £ million
Exceptional items (charged)/credited to operating profit
Restructuring of Irish brewing operations	(13)	—	(78)	—	—	—
Disposal of Park Royal property	—	—	—	40	—	—
Park Royal brewery accelerated depreciation	—	—	—	—	—	(29)
Seagram integration costs	—	—	—	—	—	(30)
Thalidomide Trust	—	—	—	—	—	(149)
Disposal of other property	—	—	—	—	—	7
	(13)	—	(78)	40	—	(201)
Other exceptional items
Gain on disposal of General Mills shares	—	—	—	—	151	221
Gains/(losses) on disposal and termination of businesses	—	5	9	(1)	6	(7)
	—	5	9	(1)	157	214
Total exceptional items	(13)	5	(69)	39	157	13

In the six months ended 31 December 2008, there were exceptional tax credits of £2 million (31 December 2007 — nil) and for the year ended 30 June 2008 there were exceptional tax credits of £8 million (2007 — nil; 2006 — £315 million; 2005 — £78 million).

(4) Taxation The taxation charge deducted from income in determining profit for the six months ended 31 December 2008 was £211 million (31 December 2007 — £354 million) and for the year ended 30 June 2008 was £522 million (2007 — £678 million; 2006 — £181 million; 2005 — £599 million). Included in the taxation charge were the following items: in the six months ended 31 December 2008, a net tax credit of £101 million from settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions; in the year ended 30 June 2008, a tax credit of £8 million on exceptional items; in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group’s deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

(5) Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2008 pence	2007 pence	2008 pence	2007 pence	2006 pence	2005 pence
Per ordinary share	Interim	13.90	13.20	13.20	12.55	11.95	11.35
	Final	—	—	21.15	20.15	19.15	18.20
	Total	13.90	13.20	34.35	32.70	31.10	29.55

		$	$	$	$	$	$
Per ADS	Interim	0.81	1.05	1.05	1.01	0.88	0.81
	Final	—	—	1.46	1.62	1.42	1.30
	Total	0.81	1.05	2.51	2.63	2.30	2.11

Note: The interim dividend for the six months ended 31 December 2008 will be paid on 6 April 2009, and payment to US ADR holders will be made on 14 April 2009. In the table above, an exchange rate of £1 = $1.46 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 14 April 2009.

(6) Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards) less cash and cash equivalents and other liquid resources.

(7) Share capital The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,754 million ordinary shares in issue and fully paid up at the balance sheet date (31 December 2007 — 2,875 million; 30 June 2008 — 2,822 million; 30 June 2007 — 2,931 million; 30 June 2006 — 3,051 million; 30 June 2005 — 3,050 million). Of these, 21 million (31 December 2007 — 26 million; 30 June 2008 — 26 million; 30 June 2007 — 33 million; 30 June 2006 — 42 million; 30 June 2005 — 43 million) were held in employee share trusts, 223 million (31 December 2007 — 261 million; 30 June 2008 — 259 million; 30 June 2007 — 270 million; 30 June 2006 — 250 million; 30 June 2005 — 86 million) were held as treasury shares, and 32 million were held as treasury shares for hedging share schemes (31 December 2007 — 20 million; 30 June 2008 — 20 million; 30 June 2007 — 10 million; 30 June 2006 — 2 million; 30 June 2005 — nil). These shares are deducted in arriving at equity attributable to the parent company’s equity shareholders.

During the six months ended 31 December 2008, the group repurchased 38 million ordinary shares for cancellation or to be held as treasury shares at a cost including fees and stamp duty of £354 million (six months ended 31 December 2007 — 46 million ordinary shares, cost of £492 million; year ended 30 June 2008 — 97 million ordinary shares, cost of £1,008 million; year ended 30 June 2007 — 141 million ordinary shares, cost of £1,405 million; year ended 30 June 2006 — 164 million ordinary shares, cost of £1,407 million; year ended 30 June 2005 — 94 million ordinary shares, cost of £710 million).

In addition the group repurchased 6 million ordinary shares to be held as treasury shares for hedging employee share scheme grants provided to employees during the period at a cost of £63 million (six months ended 31 December 2007 — 10 million ordinary shares, cost of £114 million; year ended 30 June 2008 — 11 million ordinary shares, cost of £124 million; year ended 30 June 2007 — 9 million ordinary shares, cost of £82 million; year ended 30 June 2006 — 2 million ordinary shares, cost of £21 million; year ended 30 June 2005 — nil, £nil).

(8) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally US dollars. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2008 has been translated into US dollars at the noon buying rate on 31 December 2008 of £1 = $1.46.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2008 $	2007 $	2008 $	2007 $	2006 $	2005 $
Period end	1.46	1.98	1.99	2.01	1.85	1.79
Average rate	1.70	2.03	2.01	1.93	1.78	1.86

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2008:

31 December 2008 £ million

Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,892

Long term borrowings
Due from one to five years	4,356
Due after five years	4,867
9,223
Finance lease obligations	9
Equity minority interests	874

Equity attributable to equity shareholders of the parent company
Called up share capital	797
Share premium	1,342
Capital redemption reserve	3,146
Cash flow hedging reserve	(105)
Currency translation reserve	187
Own shares	(2,354)
Retained earnings	729
3,742
Total capitalisation	15,740

Notes

1.	At 31 December 2008, the group had cash and cash equivalents of £2,088 million.

2.	At 31 December 2008, £88 million of the group’s net borrowings due within one year and £35 million of the group’s net borrowings due after more than one year were secured.

3.	On 6 January 2009 Diageo repaid a €500 million (£476 million) bond.

4.

At 31 December 2008, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 2,753,848,971 ordinary shares were issued and fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

5.

In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£137 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated balance sheet, at 31 December 2008 the group has given performance guarantees and indemnities to third parties of £148 million.

6.	Since 1 January 2009 no shares have been acquired by the company as part of the share buyback programmes.

7.	Save as disclosed above there has been no material change since 31 December 2008 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

Information presented

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo’s brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International and Asia Pacific and the business analysis is presented on this basis. The following discussion is based on Diageo’s results for the six months ended 31 December 2008 compared with the six months ended 31 December 2007.

The unaudited condensed consolidated financial information for the six months ended 31 December 2008 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the invoiced cost and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and costs, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding exceptional items and the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2008, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators (some of which are non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit, and free cash flow. These key performance indicators are described below:

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by five.

Organic movements in volume, sales, net sales, operating profit and operating margin are measures not specifically used in the condensed consolidated financial information itself (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.  Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions, disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales, operating profit and operating margin and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial information in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial information in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares — each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc vodka, Don Julio, Ketel One vodka and Zacapa rum.

Operating results for the six months ended 31 December 2008 compared with the six months ended 31 December 2007

	Six months ended 31 December 2008	Six months ended 31 December 2007
Summary consolidated income statement	£ million	£ million
Sales	6,691	5,667
Excise duties	(1,623)	(1,380)
Net sales	5,068	4,287
Operating costs	(3,432)	(2,873)
Operating profit	1,636	1,414
Sale of businesses	—	5
Net finance charges	(344)	(156)
Share of associates’ profit after tax	120	105
Profit before taxation	1,412	1,368
Taxation	(211)	(354)
Profit for the period	1,201	1,014

Attributable to:
Equity shareholders	1,137	975
Minority interests	64	39
	1,201	1,014

Sales and net sales

On a reported basis, sales increased by £1,024 million from £5,667 million in the six months ended 31 December 2007 to £6,691 million in the six months ended 31 December 2008. On a reported basis net sales increased by £781 million from £4,287 million in the six months ended 31 December 2007 to £5,068 million in the six months ended 31 December 2008. Exchange rate movements increased reported sales by £670 million and reported net sales by £531 million. Acquisitions resulted in an increase in reported sales of £103 million and reported net sales of £97 million for the period.

Operating costs

On a reported basis, operating costs increased by £559 million in the six months ended 31 December 2008 due to an increase in cost of sales of £327 million, from £1,677 million to £2,004 million, an increase in marketing expenses of £89 million, from £643 million to £732 million, and an increase in other operating expenses of £143 million, from £553 million to £696 million. The impact of exchange rate movements increased total operating costs by £428 million. Exceptional costs of £13 million in respect of the restructuring of Irish brewing operations are included within costs for the six months ended 31 December 2008 (2007 - nil).

Post employment plans

Post employment costs for the six months ended 31 December 2008 of £50 million (2007 - £25 million) comprised charges to operating profit of £50 million (2007 - £48 million) and finance income of nil (2007 - £23 million).

At 31 December 2008, Diageo’s deficit before taxation for all post employment plans was £477 million
(30 June 2008 - £408 million).  The increase in the deficit is primarily a result of lower investment returns than expected, a decrease in discount rate assumptions and adverse exchange rate movements partly offset by a decrease in inflation rates.

Operating profit

Operating profit for the six months ended 31 December 2008 increased by £222 million to £1,636 million from £1,414 million in the comparable prior period.  Exchange rate movements increased operating profit for the six months ended 31 December 2008 by £103 million.

Acquisitions

Acquisitions made in the second half of the year ended 30 June 2008, principally with respect to Ketel One vodka, Rosenblum Cellars wine and the distribution rights for Zacapa rum, contributed £97 million to net sales and £46 million to operating profit in the six months ended 31 December 2008.

Net finance charges

Net finance charges increased from £156 million in the six months ended 31 December 2007 to £344 million in the six months ended 31 December 2008.

The net interest charge increased by £140 million from £157 million in the comparable prior period to £297 million in the six months ended 31 December 2008. This increase principally resulted from the increase in net borrowings in the period, adverse exchange rate movements of £44 million and an increase in the adverse impact of the revaluation to period end market rates of interest rate swaps under IAS 39 of £27 million.

Other finance charges for the six months ended 31 December 2008 were £47 million (2007 - £1 million net income).  There was a reduction of £23 million in post employment credits from £23 million in the six months ended 31 December 2007 to nil in the six months ended 31 December 2008.  Other finance charges also includes £15 million (2007 - £2 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £4 million (2007 - £5 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £11 million (2007 - £8 million) unwinding of discounts on liabilities and £17 million (2007 — £7 million) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £120 million for the six months ended 31 December 2008 compared to £105 million in the comparable prior period.  Diageo’s 34% equity interest in Moët Hennessy contributed £112 million
(2007 - £96 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £44 million from £1,368 million to £1,412 million in the six months ended 31 December 2008.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full year under current legislation.

The reported tax rate for the six months ended 31 December 2008 is 15% compared with 26% for the six months ended 31 December 2007. Factors that reduced the reported tax rate in the period included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates and are excluded from organic growth.  Exchange rate movements arising on transactions relating to the current period are included in organic growth.

The estimated effect of exchange rate movements on the results for the six months ended 31 December 2008 was as follows.

Gains/(losses) £ million
Operating profit
Translation impact	154
Transaction impact	(51)
Associates
Translation impact	20
Interest and other finance charges
Net finance charges — translation impact	(49)
Other movements — relating to IAS 21 and IAS 39	(39)
Total exchange effect on profit before taxation	35

	Six months ended 31 December 2008	Six months ended 31 December 2007
Exchange rates
Translation US$/£ rate	1.66	2.03
Translation €/£ rate	1.21	1.43
Transaction US$/£ rate	2.25	1.88
Transaction €/£ rate	1.40	1.41

Dividend

An interim dividend of 13.9 pence per share will be paid to holders of ordinary shares and ADR’s on the register on 6 March 2009.  This represents an increase of 5.3% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2009. Payment to US ADR holders will be made on 14 April 2009. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2009.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial information. ‘Organic’ means the movement on a constant currency basis excluding the impact of acquisitions and disposals and exceptional items. In the discussion under ‘organic brand performance’ for each market, movements given for sales, net sales, marketing expenditure and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2008 with the six months ended 31 December 2007 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing expenditure and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables below expressed as a percentage of the aggregate of the amounts in the columns headed 2007 Reported, the column headed Exchange and the amounts, if any, in respect of disposals and transfers (see note (2) below) included in the column headed Acquisitions, disposals and transfers. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.  In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2008 were as follows:

	2007 Reported units million	Acquisitions disposals and transfers units(2) million	Organic movement units million	2008 Reported units million	Organic movement %
Volume
North America	27.2	1.2	0.5	28.9	2
Europe	23.7	—	(1.2)	22.5	(5)
International	20.9	0.1	(0.4)	20.6	(2)
Asia Pacific	7.1	—	(0.6)	6.5	(8)
Total	78.9	1.3	(1.7)	78.5	(2)

	2007 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
Sales
North America	1,546	324	97	76	2,043	4
Europe	2,217	224	5	(15)	2,431	(1)
International	1,277	82	1	157	1,517	12
Asia Pacific	582	38	—	41	661	7
Corporate	45	2	—	(8)	39
Total sales	5,667	670	103	251	6,691	4

	2007 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
Net sales
North America	1,321	274	92	68	1,755	4
Europe	1,433	163	4	(40)	1,560	(3)
International	1,050	64	1	122	1,237	11
Asia Pacific	438	28	—	11	477	2
Corporate	45	2	—	(8)	39
Total net sales	4,287	531	97	153	5,068	3
Excise duties	1,380				1,623
Total sales	5,667				6,691

	2007 Reported £ million	Exceptional items(3) £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
Operating profit
North America	491	—	108	44	39	682	7
Europe	509	(13)	63	—	(25)	534	(4)
International	347	—	30	2	41	420	11
Asia Pacific	99	—	(1)	—	(5)	93	(5)
Corporate	(32)	—	(97)	—	36	(93)
Total	1,414	(13)	103	46	86	1,636	6

Notes

(1)              The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and the euro.

(2)          The impact of acquisitions, disposals and transfers are excluded from the organic movement percentages. Transfers represent the movement between operating units of certain activities. In the six months ended 31 December 2008:

a.               Acquisitions in the second half of the year ended 30 June 2008 that affected volume, sales, net sales and operating profit were the acquisition of Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum, which contributed volume, sales, net sales and operating profit of 1.3 million equivalent units, £103 million, £97 million and £46 million respectively in the six months ended 31 December 2008

b.              There were no disposals

c.               There were no transfers.

(3)              Operating exceptional items in the six months ended 31 December 2008 comprised charges of £13 million in respect of the restructuring of Irish brewing operations. There were no operating exceptional items in the six months ended 31 December 2007.

Brand performance for the six months ended 31 December 2008

	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
Global priority brands	(3)	3	(3)	16
Local priority brands**	(2)	3	6	26
Category brands**	(1)	5	(1)	17
Total	(2)	3	(1)	18

Key spirits brands*:
Smirnoff	1	8	1	22
Johnnie Walker	(6)	5	(6)	14
Captain Morgan	7	13	7	33
Baileys	(5)	(2)	(5)	11
JeB	(13)	(9)	(13)	3
José Cuervo	(2)	2	(2)	23
Tanqueray	(5)	(4)	(5)	15
Crown Royal - North America	6	6	6	29
Buchanan’s – International	(9)	6	(9)	11
Windsor - Asia Pacific	(24)	31	(24)	23

Guinness	(1)	7	(1)	21

Ready to drink***	(15)	(12)	(13)	(2)

*	Spirits brands excluding ready to drink.
**

Brand additions Ketel One vodka and Rosenblum Cellars wine are included as local priority brands in North America and are reported as category brands in other regions. Zacapa rum is reported as a category brand globally.

***	The movement of Smirnoff ready to drink brands to the new joint venture company in South Africa has resulted in a difference between reported and organic volume.

Analysis by region

North America

Summary:

•	Growth of standard and premium spirits brands has driven overall growth
•	Price increases across most brands drove net sales growth
•	Innovation again drove significant net sales growth
•	Marketing was refocused against changing consumer demand and media efficiencies were delivered
•	The integration of Ketel One was completed and brand performance has benefited from integration into Diageo’s distribution network

	Six months ended 31 December 2008	Six months ended 31 December 2007	Reported movement	Organic movement
Key measures:	£ million	£ million	%	%
Volume			6	2
Net sales	1,755	1,321	33	4
Marketing spend	237	201	18	(6)
Operating profit	682	491	39	7

Reported performance

Net sales were £1,755 million in the six months ended 31 December 2008 up £434 million from £1,321 million in the comparable prior period. Reported operating profit increased by £191 million from £491 million to £682 million in the six months ended 31 December 2008.

Organic performance

The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $2.03 in the six months ended 31 December 2007 to £1 = $1.66 in the six months ended 31 December 2008.  Exchange rate impacts increased net sales by £274 million and acquisitions increased net sales by £92 million; there was an organic increase in net sales of £68 million. Exchange rate impacts increased operating profit by £108 million, acquisitions increased operating profit by £44 million and there was an organic increase in operating profit of £39 million.

Brand performance for the six months ended 31 December 2008

	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	1	2	1	23
Local priority brands**	2	2	25	50
Category brands**	4	15	4	39
Total	2	4	6	33

Key spirits brands*:
Smirnoff	4	13	4	36
Johnnie Walker	(1)	(3)	(1)	18
Captain Morgan	7	12	7	36
Baileys	—	3	—	23
José Cuervo	—	2	—	25
Tanqueray	(8)	(7)	(8)	13
Crown Royal	6	6	6	29

Guinness	(7)	(3)	(7)	16

Ready to drink	(12)	(10)	(12)	8

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka and Rosenblum Cellars wine, are included in local priority brands. Zacapa rum is included in category brands.

In the first half, volume growth of the beverage alcohol market in North America slowed. Growth has also shifted from the super and ultra premium segments to value and premium brands. Diageo’s strong position in the premium segment has however driven volume growth of 3% in spirits, excluding ready to drink.  Spirits’ stock levels (measured as future days’ sales) are estimated to have risen at the period end with higher distributor stock levels partially offset by lower retail stocks. The planned stock reduction in beer and malt based ready to drink brands was the main driver of a volume decline of 5% in beer and 12% in ready to drink. The slowdown in the wine category led to an 8% decrease in volume of Diageo wines.  Price increases across many brands helped drive total net sales up 4% despite negative mix as a result of stronger growth in premium brands than deluxe brands. Innovation in the half drove 30% net sales growth led by Captain Morgan 100 and Baileys Coffee.

Smirnoff delivered another strong performance in the first half growing volume 4% driven by continued effective media campaigns that reinforced the quality message first endorsed by The New York Times blind taste test. The Smirnoff James Bond Campaign has promoted responsibility in addition to building brand equity.  Price increases on approximately 80% of the volume together with mix improvements drove net sales growth of 13%.  Smirnoff Flavours grew volume 12% on the introduction of two new flavours, White Grape and Passion Fruit. While Smirnoff is outperforming its major competitors, it lost some share to new premium brands and some lower end brands.

The scotch category declined as consumers traded out of super premium and deluxe segments.  Johnnie Walker volume declined 1% and negative mix reduced net sales by 3%. Price increases were taken on 65% of volume increasing Johnnie Walker’s price premium to competitors, however Johnnie Walker still gained 0.4 percentage points of share.

Captain Morgan volume grew 7% driven by the new launches of Captain Morgan 100 and Parrot Bay Key Lime.  Price increases across over 50% of Captain Morgan Original Spiced rum volume led to net sales growth of 12% and Captain Morgan grew share 0.2 percentage points.

Baileys maintained volume in one of the most difficult segments of the spirits category gaining share of 0.4 percentage points. The introduction of Baileys Coffee with increased TV advertising and support for the launch over the holiday period offset a decline in Baileys Original and weakness in other Baileys Flavours.  Price increases on Baileys Original drove net sales growth of 3%. Jose Cuervo volume was flat despite growth in the premium segment through Jose Cuervo Classico.  Price increases in most markets helped drive net sales growth of 2%. Share increased 0.4 percentage points, with Jose Cuervo Especial growing 1.8 percentage points.

Tanqueray volume declined 8% as it lapped the Rangpur launch of the previous period.  Price increases only partially offset volume declines with net sales down 7%. The imported gin segment lost share to domestic gin, a reversal of last year’s trend and Tanqueray lost 1.1 percentage points of share.

Crown Royal total volume increased 6% on the strong growth of Crown Royal Canadian Whisky.  Lower volume growth on the higher marques, such as Crown Royal Cask 16, which lapped a successful initial launch, led to negative mix and therefore net sales also grew by 6% despite price increases taken on 85% of volume.  Crown Royal remained the best performing Canadian whisky and gained share.

Guinness volume declined by 7% as the planned stock reduction was implemented.  Price increases on over half the volume of packaged Guinness and on kegs led to a net sales decline of only 3%.  Guinness share was down 0.1 percentage points.

Local priority brands grew both volume and net sales 2% driven by the performance of Crown Royal and good growth in Buchanan’s, volume up 7% and net sales up 8%, and in Seagram’s 7, volume up 3% and net sales up 11%, offset by the decline of US wine brands.  Wine volume was down 10% while price increases led to 9% decline in net sales.  Weakness in Beaulieu Vineyard, Sterling and Chalone was slightly offset by the introduction of an organic Sterling line.

The performance of Ketel One and Rosenblum Cellars has benefited from the integration into Diageo’s superior distribution network in the US.

Category brand volume grew by 4% and net sales grew 15% driven by growth of the vodka category. In contrast to the consumer trend away from super and ultra premium brands to premium and value brands Ciroc achieved an outstanding performance as volume and net sales trebled albeit from a small base. Growth was also seen across Gordon’s vodka, volume up 3% and net sales up 8%, Popov, volume up 8% and net sales up 15% and Bushmills, volume up 2% and net sales up 4%. Growth was tempered by a decline in Godiva and in Diageo’s French Agency brands, which declined as consumers switched to domestic and less expensive varieties.

There has been an encouraging start for Zacapa with the brand seeded in high end and high volume on and off premise outlets.

Ready to drink volumes declined 12% driven mainly by the planned stock reduction in malt based ready to drink products and the overall decline in the segment.  The introduction of three new Smirnoff Ice Flavours and the success of Smirnoff Cocktails led to mix improvement and net sales decreased by 10%.

The overall reduction in marketing spend reflects the decision to reduce spend on beer and ready to drink brands and marketing efficiency benefited from deflation in media rates. Spend on spirits brands increased by 1% focused on Smirnoff, Captain Morgan and Jose Cuervo. Spend was also increased on Ciroc, fuelling the strong performance of the brand. Tactical support at the local and regional level was increased on select value and popular brands to reflect changes in consumer demand.

Europe

Summary:

•                  Deteriorating economic situation in Spain was the key driver of the region’s performance

•                  Volume decline in beer, however Guinness gained share both in Great Britain and in the on-trade in Ireland

•                  Strong performance in Russia in the half

•                  Spirits brands performed well in Great Britain

	Six months ended 31 December 2008	Six months ended 31 December 2007	Reported movement	Organic movement
Key measures:	£ million	£ million	%	%
Volume			(5)	(5)
Net sales	1,560	1,433	9	(3)
Marketing spend	248	228	9	(4)
Operating profit	534	509	5	(4)

Reported performance

Net sales were £1,560 million in the six months to 31 December 2008 up by £127 million from £1,433 million in the comparable prior period. Reported operating profit increased by £25 million to £534 million in the six months to 31 December 2008.  Exceptional costs of £13 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the six months ended 31 December 2008.

Organic performance

The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.43 in the six months ended 31 December 2007 to £1 = €1.21 in the six months ended 31 December 2008. Exchange rate impacts increased net sales by £163 million. Acquisitions increased net sales by £4 million and there was an organic decrease of £40 million. Exchange rate impacts increased operating profit by £63 million. Exceptional costs decreased operating profit by £13 million and there was an organic decrease in operating profit of £25 million.

Brand performance for the six months ended 31 December 2008

	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(5)	(2)	(5)	9
Local priority brands	(6)	(5)	(6)	7
Category brands**	(4)	(2)	(3)	10
Total	(5)	(3)	(5)	9

Key spirits brands*:
Smirnoff	(4)	—	(4)	9
Johnnie Walker	2	7	2	23
Baileys	(5)	(4)	(5)	7
JeB	(13)	(12)	(13)	2

Guinness	(8)	(2)	(8)	7

Ready to drink	(18)	(12)	(18)	(4)

*    Spirits brands excluding ready to drink.

** Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

In Europe the worsening economic environment has led to a decline in beverage alcohol consumption in many markets and has led to further momentum behind the switch from on-trade to off-trade.  Diageo’s performance reflects this wider trend, however it also reflects out-performance in Great Britain, continued positive performance in Continental Europe and strong growth in Russia.  Price increases offset duty increases and delivered 2 percentage points of price/mix.

In Great Britain net sales were down 1% driven by the decline in the beer category and in ready to drink offset by a strong spirits performance which benefited from price increases in the second half of the year ended 30 June 2008. Advertising and promotional spend also declined by 1% primarily as a result of Guinness lapping increased spend in the prior year during the Rugby World Cup.

Performance in Ireland was impacted by the further decline in the total alcoholic drinks market where volume declined 3% and sales declined 2%. Against this, Guinness net sales have grown 2% and share has increased in both the Republic of Ireland and Northern Ireland on-trade channels. Local priority beer brands net sales were down 6%.  Harp gained share in the key Northern Ireland on-trade following the successful launch of Harp Ice Cold.

In Spain a gradual deterioration in trading conditions became a steep decline during November across virtually all consumer driven categories leading to a volume decline of 20% and a net sales decline of 18%. While JeB has held share of scotch, consumers traded down particularly in the off-trade where value brands and the discount channel are gaining share.

Smirnoff volume was down 4% and net sales were flat driven by the brand’s performance in Great Britain where volume was down 5% however net sales were up 2% as a result of price rises introduced in the second half of fiscal 2008. Despite increasing competition from value brands, Smirnoff maintained its position as the number one premium spirit in Great Britain. Elsewhere, volume growth in Continental Europe offset further volume declines in Ireland and Spain while price increases were achieved across the region.

Johnnie Walker volume was up 2% with strong performances in Continental Europe and Russia partly offset by a decline in Iberia. In Russia print and digital campaigns based on Johnnie Walker Strides drove volume of the trademark up 6% with a strong performance  of Johnnie Walker Red Label. Johnnie Walker Black Label performed well in the Russian domestic market though overall volume was down due to de-stocking in the duty free channel. Net sales increased 7% as a result of the continuation of our scotch pricing strategy implemented in fiscal 2008.

Baileys volume was down 5% and net sales down 4%. The overall decline is mainly due to the performance in Iberia where despite the weakness in the category Baileys has maintained share through relevant investment in key growth drivers. In Great Britain Baileys showed good volume and net sales growth in both the core brand and Baileys Flavours variants following introduction of a new bottle design and strong gifting focus.

JeB volume was down 13% and net sales were down 12%. In Iberia JeB volume declined 25% as a result of both the sharp and accelerated decline in consumption from November and the impact of Diageo’s decision not to supply to a number of customers to minimise the risk of credit defaults.

Guinness volume was down 8% and net sales were down 2%. In Great Britain, against a declining beer market and a strong prior year including the positive impact of the Rugby World Cup, Guinness has achieved 24 consecutive months of share growth achieving its highest ever share of the beer market. This growth has been driven by a shift in strategy to focus on less frequent purchasers and through driving footfall into the on-trade supported by the successful execution of the 17:59 campaigns. Guinness in Ireland has maintained the strategy to invest behind strong share of voice growth through the ‘It’s Alive Inside’ communications platform, helping to drive share gains in the key on-trade channels and overall year on year net sales growth for the brand.

Local priority brands volume was down 6% and net sales were down 5% driven by local beer brands in Ireland reflecting the decline in the category and Cacique and Cardhu in Iberia. Cacique was impacted in part by supply issues out of Venezuela whilst Cardhu performance suffered from the weak market and on-trade contraction in Spain.

Category brands have improved gearing as a result of the scotch pricing strategy and improved mix from Diageo’s range of scotch brands.

Ready to drink volume has declined 18% versus the prior period driven by further segment weakness in Great Britain where Smirnoff Ice was down 23% but the brand gained share in the segment.

Marketing spend in Spain was reduced, though marketing as a percentage of net sales has increased.  Spend was reduced on beer brands in Ireland in line with the category decline while spend was increased in Russia behind Johnnie Walker.

International

Summary:

•             Strong performance in Africa and price increases across the scotch brands in International drove net sales growth of 11%

•             Continued strong performance by Guinness driving volume and net sales growth in Africa

•             Marketing effectiveness in Latin America was offset by increased spend on scotch, beer and ready to drink in Africa

	Six months ended 31 December 2008	Six months ended 31 December 2007	Reported movement	Organic movement
Key measures:	£ million	£ million	%	%
Volume			(1)	(2)
Net sales	1,237	1,050	18	11
Marketing spend	135	125	8	2
Operating profit	420	347	21	11

Reported performance

Net sales were £1,237 million in the six months ended 31 December 2008, up £187 million from £1,050 million in the comparable prior period.  Reported operating profit increased by £73 million from £347 million to £420 million in the six months ended 31 December 2008.

Organic performance

Exchange rate impacts increased net sales by £64 million and increased operating profit by £30 million. Changes in the business model in South Africa and brand additions increased net sales by £1 million and operating profit by £2 million.  There was an organic increase in net sales of £122 million and an organic increase in operating profit of £41 million.

Brand performance for the six months ended 31 December 2008

	Organic volume movement**	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands***	(3)	11	(2)	18
Local priority brands	1	12	1	19
Category brands**	(2)	11	(1)	17
Total	(2)	11	(1)	18

Key spirits brands*:
Smirnoff	1	9	1	14
Johnnie Walker	(9)	5	(9)	7
Baileys	(11)	(3)	(11)	5
Buchanan’s	(9)	6	(9)	11

Guinness	6	22	6	42

Ready to drink***	1	12	8	17

*	Spirits brands excluding ready to drink
**	Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.
***	The movement of Smirnoff ready to drink brands to the new joint venture company in South Africa has resulted in a difference between reported and organic volumes.

The outstanding growth of Guinness in Africa, net sales up 25%, and the growth in scotch brands in Latin America, net sales up 5%, were the key drivers of overall net sales growth of 11% in the region.

Smirnoff volume grew 1% and net sales were up 9%.  Volume performance was driven by growth in Brazil and South Africa, Smirnoff’s biggest markets in the region. Net sales were driven by price increases in these two markets.

The application of Diageo’s scotch strategy to focus on net sales across all scotch brands in Latin America led to lower volumes but delivered strong price/mix improvement. This impacted Johnnie Walker’s volume performance but led to 5% net sales growth.

Baileys volume was down partly due to temporary disruption in Duty Free channels. However, price increases across Latin America and the Caribbean partially offset this volume impact and net sales decreased 3%.

Buchanan’s net sales grew by 6% as price increases were taken in all markets as part of Diageo’s focus on value over volume for scotch. The brand performed strongly in Venezuela, the brand’s biggest market, and Buchanan’s remains the market leader both there and in Mexico. Price increases held back volume in the rest of Latin America.

Guinness continued to drive growth throughout Africa. Guinness grew volume 8% in Africa with strong performances in Nigeria, Cameroon and East Africa. Net sales grew 25% as a result of price increases taken across the region.

Local priority brands grew net sales 12% with consistent performance across many markets. Price increases taken across the scotch brands in Latin America and beer in Africa drove growth especially Buchanan’s in Venezuela and Tusker in East Africa.  Volume grew 1% on the growth of Bell’s in South Africa, Malta in Nigeria and Pilsner and Tusker in East Africa.

Category brands net sales were up 11% primarily as a result of the performance of Cacique in Venezuela and the beer brands Harp in Nigeria, Star in Ghana and Senator in East Africa.

Ready to drink volume increased by 1% and net sales grew 12% on price increases on Smirnoff ready to drink brands in most markets and volume gains in Latin America, especially Brazil, and in Nigeria.  Volume growth in Brazil, Nigeria and Duty Free offset a volume decrease in South Africa.

Africa performed strongly as volume grew 5% and net sales grew 20%. Guinness’ strong performance in Nigeria and Cameroon drove this growth, slightly offset by the impact of supply constraints in Ghana.

Nigeria had a strong performance in the first half.  Volume grew 24% and net sales grew 37% driven mainly by Guinness but also with good performances by Harp and Smirnoff Ice.  Price increases were taken across all brands.  The re-launch of Guinness Malta with new packaging and growth in ready to drink and lager helped drive the strong performance.

Against a tough trading environment in East Africa, East African Breweries Limited grew volume 8% and net sales 11%.  Tusker, Guinness and Senator were the main drivers of the growth.  Price increases offset some mix deterioration as economic instability drove consumers to trade downward.

In Ghana, raw material shortages, especially water, required the production schedule to be reprioritised.  Volume was down 8% affecting Guinness, Guinness Malta and Smirnoff Ice, although price increases on all brands and changes in excise duty offset the volume decrease and net sales grew 23%.

Cameroon also performed well in the first half. Volumes increased by 14% driven by Guinness and Gordon’s Spark.  Net sales grew by 19% as price increases implemented on Guinness fully offset the small price decrease on Malta Quench, which brought it in line with competitor brands.  Although some supply constraints delayed the launch of Smirnoff Ice, its performance has been promising to date.

South Africa continued to grow and net sales increased 10%. Volumes were down 5% as a result of the focus on driving value in scotch.  Bells, JeB and Johnnie Walker all grew share. Total global priority spirits brands grew volume.  This resulted in positive mix, which along with price increases across spirits, grew net sales by 10%.  The transition of ready to drink and beer brands to the new joint venture company in South Africa is progressing smoothly.

In Latin America significant price increases were taken in response to the devaluation of local currencies. This slowed volumes but drove net sales growth on the scotch brands. Stock levels in trade were down due to better control processes, depletions and limit on credit to some customers.

In Mexico volume and net sales growth by Diageo’s scotch brands drove very strong performance. Diageo made share gains in the scotch category, which was the fastest growing spirit category in the half.

In Paraguay, Uruguay and Brazil falling volumes were turned into low double-digit net sales growth with price increases to reflect currency devaluations, positive brand mix and stronger growth in Brazil where growth in Smirnoff and the reserve brands helped grow the top line.

In Venezuela net sales grew by 10% with price increases on the majority of brands and mix improvement in rum and ready to drink.  Strong volume performance of Cacique up 26% was offset by losses in Johnnie Walker as it lapped increased customer buy-in in the prior period ahead of a January 2008 price increase.

Global Travel and Middle East has been impacted as global economic weakness has led to a slowdown in travel retail. Scotch volume declined while non-scotch performance was flat as declining Baileys and Gordon’s volume was offset by the growth of Captain Morgan, Tanqueray and Smirnoff. Net sales increased by 1% as the result of price increases taken in the second half of the previous financial year.

Marketing spend in the region increased 2% as effectiveness in Latin America was offset by increased spend on scotch in South Africa, beer in Nigeria and ready to drink across Africa.

Asia Pacific

Summary:

•             The decline in the ready to drink segment in Australia significantly impacted regional volume and net sales growth

•             Continued top line growth in China, India and Vietnam

•             Continued share gains in scotch in China

•             Continued organisational investment in China, India and Vietnam increased overheads and reduced operating profit

	Six months ended 31 December 2008	Six months ended 31 December 2007	Reported movement	Organic movement
Key measures:	£ million	£ million	%	%
Volume			(8)	(8)
Net sales	477	438	9	2
Marketing spend	112	89	26	12
Operating profit	93	99	(6)	(5)

Reported performance

Net sales were £477 million in the six months ended 31 December 2008, up £39 million from £438 million in the comparable prior period.  Reported operating profit decreased by £6 million from £99 million to £93 million in the six months ended 31 December 2008.

Organic performance

Exchange rate impacts increased net sales by £28 million.  There was an organic increase in net sales of £11 million.  Exchange rate impacts decreased operating profit by £1 million. There was an organic decrease in operating profit of £5 million.

Brand performance for the six months ended 31 December 2008

	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(7)	3	(7)	11
Local priority brands	(13)	7	(13)	7
Category brands**	(11)	(5)	(10)	4
Total	(8)	2	(8)	9

Key spirits brands*:
Smirnoff	4	18	4	26
Johnnie Walker	(10)	6	(10)	14
Bundaberg rum	30	43	30	48
Windsor	(24)	31	(24)	23

Guinness	16	18	16	31

Ready to drink	(33)	(30)	(33)	(26)

*    Spirits brands excluding ready to drink

**  Brand additions Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

Smirnoff continues to grow with volumes up 4% driven by India and Australia.  A focus on Smirnoff Flavours in these markets, the growth of Smirnoff Black in Australia combined with price increases in August and promotions focused on the mixability of Smirnoff in India have improved net sales by 18%.

Johnnie Walker volume was down as reduced trade stock levels were partially offset by continued growth in super premium in China and Thailand. Net sales grew 6% as a result of price/mix benefits including a strategy to focus on Johnnie Walker Blue Label in China through sponsorship and advertising.

In Australia Bundaberg benefited from the decline in the ready to drink segment resulting in a 30% increase in volume and 43% increase in net sales.

Windsor in Korea drove the decline in local priority brand volume reflecting the move back to in-market distribution. Despite the reduction in volume net sales increased by 31% reflecting higher net sales per case in Korea with the return to the normal route to market. In the comparable prior period sales were recognised at the time stock was transferred to the distributor while net sales per case were reduced to reflect the transfer of costs, including marketing spend to the distributor. The net impact in the prior period was to increase volume and reduce net sales per case, marketing spend and operating profit.

Guinness volume increased 16% and net sales increased 18%. This growth was achieved by a strong performance in Malaysia and Indonesia reflecting both the resilience of the beer market in the current economic climate and the growing strength of the brand in the region.

The decline in category brands was driven mainly by the decline of ready to drink in Australia due to the higher duty rate.  Australia remains the key market for Diageo’s ready to drink brands in Asia Pacific.  A 70% duty increase on spirit-based ready to drink brands imposed by the Australian government in April 2008 has resulted in a decrease of 34% in volume and 32% in net sales in Australia.

In China the volume performance was impacted by the economic slowdown which reduced credit and led to lower inventories in some parts of the supply channel.  This led to a decline in Johnnie Walker volume of 14%.  However net sales of Johnnie Walker grew 8% mainly due to price increases across all variants in the second half of last year, coupled with a focus on super premium brands through sponsorship and advertising.  Diageo China volume was up strongly, albeit from a small base, as JeB, Dimple and Smirnoff all performed well in the modern on-trade which was less affected by the decline in economic conditions.

Despite the decline in the scotch category in Taiwan, total volume grew 24% and net sales by 20% mainly driven by the performance of Johnnie Walker and Singleton. This was the result of successful advertising campaigns coupled with price increases for Johnnie Walker implemented in October 2008.

Marketing in Asia Pacific has increased behind all scotch brands in China and in India where spend increased significantly on Johnnie Walker. Elsewhere in the region spend was in line with last year, although in many markets share of voice increased.

As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down on an individual basis against a current and a former Diageo Korea employee, and three further Diageo Korea employees have been convicted for various counts of tax evasion.

Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an informal investigation into these matters, and Diageo is in the process of responding to the regulators’ inquiries. Diageo’s own internal investigation in Korea and elsewhere is ongoing.

Diageo Korea received a preliminary customs audit assessment notice from the Korean customs authorities in connection with the application of the methodology used in transfer pricing on spirits imports since 2004.  Diageo Korea is in discussions with the Korean customs authorities and intends to defend its position vigorously.

Corporate revenue and costs

Net sales were £39 million in the six months ended 31 December 2008, down £6 million from £45 million in the comparable prior period. Net reported operating costs were £93 million in the six months ended 31 December 2008 and were £32 million in the six months ended 31 December 2007. Certain period on period translation and transaction exchange differences, arising on intra-group trading, are recorded in reported corporate costs, amounting to a £97 million adverse impact in the six months ended 31 December 2008.  Corporate costs on an organic basis were down £15 million and also benefited from a £21 million foreign exchange gain on transactions in respect of the current period.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2008 compared to the six months ended 31 December 2007 is as follows:

	Six months ended 31 December
	2008	2007
	£ million	£ million

Operating profit	1,636	1,414
Depreciation and amortisation	136	109
Movements in working capital	(854)	(707)
Dividend income and other items	55	14
Cash generated from operations	973	830
Net interest paid	(199)	(140)
Dividends paid to equity minority interests	(69)	(37)
Taxation paid	(137)	(118)
Net cash from operating activities	568	535
Net capital expenditure	(170)	(105)
Net (purchase)/disposal of other investments	(11)	6
Free cash flow	387	436
Acquisitions and disposals	(63)	4
Net purchase of own shares for share schemes	(46)	(85)
Own shares repurchased	(354)	(492)
Equity dividends paid	(527)	(523)
Exchange adjustments	(1,470)	(227)
Non-cash items	104	8
Increase in net borrowings	(1,969)	(879)
Net borrowings at beginning of the period	(6,447)	(4,845)
Net borrowings at end of the period	(8,416)	(5,724)

The primary source of the group’s liquidity has been cash generated from operations. These funds have been used to fund share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash flow decreased by £49 million to £387 million in the six months ended 31 December 2008. Cash generated from operations increased from £830 million to £973 million principally as a result of increased operating profit partially offset by an increase in working capital.  Inventories increased by more than in the prior period partially offset by a smaller increase in both receivables and payables than in the prior period. Net capital expenditure on property, plant and equipment increased by £65 million to £170 million in the period, being increased capital expenditure of £47 million and lower disposal proceeds of £18 million.

The share buyback programme has not been activated since 31 December 2008 and it is not envisaged that the buyback programme will be reopened during calendar year 2009.  Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating.  Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals and which could have an impact on its rating.

Borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

31 December 2008
£ million
Overdrafts	(125)
Other borrowings due within one year	(1,767)
Borrowings due within one year	(1,892)
Borrowings due between one and three years	(1,145)
Borrowings due between three and five years	(3,211)
Borrowings due after five years	(4,867)
Interest rate fair value hedging instruments	172
Cross currency interest rate swaps	394
Foreign currency swaps and forwards	54
Finance leases	(9)
Gross borrowings	(10,504)
Offset by:
Cash and cash equivalents	2,088
Net borrowings	(8,416)

The group’s gross borrowings and cash and cash equivalents at 31 December 2008 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings (including foreign exchange forwards and swaps)	(10,504)	38	19	32	11
Cash and cash equivalents	2,088	33	5	45	17

During the six months ended 31 December 2008, the group issued a US $1,500 million global bond repayable in January 2014 with a coupon of 7.375% and a €1,000 million global bond repayable in December 2014 with a coupon of 6.625%.  A US $250 million bond was repaid.

The £1,969 million increase in net borrowings from 30 June 2008 to 31 December 2008 includes the free cash inflow of £387 million offset by payments of £354 million to repurchase shares, a £527 million equity dividend paid and adverse exchange movements of £1,470 million.

At 31 December 2008, the group had available undrawn US$ denominated committed bank facilities of $2,980 million (£2,041 million). Of the facilities, $750 million (£514 million) expire in May 2009, $900 million (£616 million) expire in May 2010, $1,080 million (£740 million) expire in May 2011 and $250 million (£171 million) expire in May 2012. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Diageo management believes that it has sufficient funding for its working capital requirements.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company, to the amount of $200 million (£137 million), until November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates. This guarantee is unrelated to the ongoing operations of the group’s business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

The following standards and interpretations, issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 12 — Service concession arrangements

IFRIC 13 — Customer loyalty programmes

The group has adopted IFRIC 14 — IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction as at 31 December 2008.  IFRIC 14 provides additional guidance on assessing the amount that can be recognised as an asset of a defined benefit pension surplus and as a consequence the amount of deferred tax on that surplus.  The adoption of IFRIC 14 at 31 December 2008 has not had a material impact on the balance sheet of the group at 31 December 2008.  There is no impact on the income statement.  No restatement of prior year financial information is necessary as the amounts involved are immaterial.

The group has adopted the amendment to IAS 23 — Borrowing costs for capital expenditure incurred on significant projects that commenced post 1 July 2007.  The amount of borrowing costs capitalised in the period was £2 million. No restatement of prior year information is necessary as the amounts involved are immaterial.

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

IAS 1 (Revised) — Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009)

IAS 27 (Revised) — Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009)

Amendment to IAS 38 — Intangible assets (effective for annual periods beginning on or after 1 January 2009)

Amendment to IFRS 2 — Share-based payments (effective for annual periods beginning on or after 1 January 2009)

IFRS 3 (Revised) — Business combinations (effective for annual periods beginning on or after 1 July 2009)

IFRS 8 — Operating segments (effective for annual periods beginning on or after 1 January 2009)

IFRIC 15 — Agreements for the construction of real estate (effective for annual periods beginning on or after 1 January 2009)

IFRIC 16 — Hedges of a net investment in a foreign operation (effective for annual periods beginning on or after 1 October 2008)

IFRIC 17 — Distributions on Non-cash assets to owners (effective for annual periods beginning on or after 1 July 2009)

The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group is currently assessing the impact this amendment to the standard would have on the results and net assets of the group.

IFRS 3 (Revised) continues to apply the acquisition method to business combinations with some significant changes, particularly around the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs. These changes will apply to business combinations occurring from 1 July 2009.

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is principally concerned with disclosure and replaces IAS 14 — Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

The group does not currently believe the adoption of the remaining standards or interpretations would have a material impact on the consolidated results or financial position of the group. With the exception of IAS 1 (Revised), the amendments to IFRS 2, IAS 27 and IFRS 8, none of the above standards and interpretations not yet adopted by Diageo has been endorsed or adopted for use in the European Union.

RECENT DEVELOPMENTS

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2008 said:

“Diageo’s performance in this first half again demonstrates the resilience we have from our brand range across categories, price points and geography. The global economic slowdown has affected business in the period and in November and December this impact was more pronounced. In this difficult market environment Diageo has delivered 3% organic net sales growth (18% reported growth) and 6% organic operating profit growth (16% reported growth) and we have maintained our financial strength.  We have delivered value in the half from the brands we have added, Ketel One, Rosenblum Cellars and Zacapa. In addition we have benefited from exchange rate movements given the scale of our business in the United States and Europe and a reduction in our tax rate.  This has resulted in 21% growth in reported eps for the period.

“We have returned £0.9 billion to shareholders in the half. Our share buyback programme slowed as we maintained our conservative approach to balance sheet management.

“Current economic trends indicate that consumer confidence will reduce further and the outlook for the second half is more difficult to predict. However, across Diageo we have an experienced management team which combined with the consumer appeal of our brands, the effectiveness of our routes to market and our geographic diversity gives us confidence in our business. In the second half we will be yet more agile in our response to changing consumer demand and we will continue to invest behind our business while achieving efficiencies across the regions particularly in marketing spend where we are seeing strong media rate deflation. Given these strengths, albeit with more uncertainty about the wider economic environment, we believe we can deliver organic operating profit growth for the full year in the range of 4% to 6%. We will continue to preserve our advantaged financial position and therefore we would not envisage reopening the share buyback programme in the current calendar year.

“In the second half we will implement a restructuring programme designed to ensure that Diageo emerges from this challenging time with improved routes to market, even stronger brand positions and enhanced financial strength.  Anticipated full year savings, in both cost of goods sold and overheads, of £100 million will accrue largely in fiscal 2010. Restructuring costs, amounting to approximately £200 million will be taken as an exceptional charge in the second half. Continued positive exchange rate impacts and the lower tax rate mean that growth in reported eps after the exceptional item will be double digit “.

The above comments were made by Paul Walsh, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 12 February 2009.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 AND 31 DECEMBER 2007

The unaudited condensed consolidated financial information was approved by the board of directors on 11 February 2009.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2008		Six months ended 31 December 2007
	Notes	£ million		£ million
Sales	2	6,691		5,667
Excise duties		(1,623)		(1,380)
Net sales		5,068		4,287
Cost of sales		(2,004)		(1,667)
Gross profit		3,064		2,610
Marketing expenses		(732)		(643)
Other operating expenses		(696)		(553)
Operating profit	2	1,636		1,414
Sale of businesses	3	—		5
Net interest payable	4	(297)		(157)
Net other finance (charges)/income	4	(47)		1
Share of associates’ profits after tax		120		105
Profit before taxation		1,412		1,368
Taxation	5	(211)		(354)
Profit for the period		1,201		1,014

Attributable to:
Equity shareholders of the parent company		1,137		975
Minority interests		64		39
		1,201		1,014

Pence per share
Basic earnings		45.6	p	37.6	p
Diluted earnings		45.6	p	37.4	p
Average shares		2,492	m	2,590	m

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

RECOGNISED INCOME AND EXPENSE

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	1,906	239
Exchange differences on borrowings and derivative net investment hedges	(1,466)	(212)
Effective portion of changes in fair value of cash flow hedges
— net losses taken to equity	(92)	(16)
— transferred to income statement	(158)	(46)
Actuarial gains on post employment plans	15	23
Fair value movements on investments available for sale	5	—
Tax on items taken directly to equity	13	2
Net income/(expense) recognised directly in equity	223	(10)
Profit for the period	1,201	1,014
Total recognised income and expense for the period	1,424	1,004

Attributable to:
— equity shareholders of the parent company	1,158	958
— minority interests	266	46
Total recognised income and expense for the period	1,424	1,004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2008		30 June 2008		31 December 2007
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		6,878		5,530		4,440
Property, plant and equipment		2,428		2,122		2,008
Biological assets		29		31		2
Investments in associates		2,339		1,809		1,682
Other investments		166		168		124
Other receivables		15		11		19
Other financial assets		622		111		82
Deferred tax assets		590		590		694
Post employment benefit assets		258		47		20
			13,325		10,419		9,071
Current assets
Other investments		8		—		—
Inventories	6	3,353		2,739		2,695
Trade and other receivables		2,992		2,051		2,541
Other financial assets		277		104		69
Cash and cash equivalents	7	2,088		714		811
			8,718		5,608		6,116
Total assets			22,043		16,027		15,187
Current liabilities
Borrowings and bank overdrafts	7	(1,892)		(1,663)		(1,372)
Other financial liabilities		(547)		(126)		(99)
Trade and other payables		(2,565)		(2,143)		(2,180)
Corporate tax payable		(750)		(685)		(799)
Provisions		(82)		(72)		(64)
			(5,836)		(4,689)		(4,514)
Non-current liabilities
Borrowings	7	(9,223)		(5,545)		(5,154)
Other financial liabilities		(260)		(124)		(96)
Other payables		(31)		(34)		(31)
Provisions		(380)		(329)		(278)
Deferred tax liabilities		(962)		(676)		(658)
Post employment benefit liabilities		(735)		(455)		(405)
			(11,591)		(7,163)		(6,622)
Total liabilities			(17,427)		(11,852)		(11,136)
Net assets			4,616		4,175		4,051

Equity
Called up share capital		797		816		832
Share premium		1,342		1,342		1,342
Other reserves		3,228		3,163		3,175
Retained deficit		(1,625)		(1,823)		(1,505)
Equity attributable to equity shareholders of the parent company			3,742		3,498		3,844
Minority interests			874		677		207
Total equity	9		4,616		4,175		4,051

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2008		Six months ended 31 December 2007
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,201		1,014
Taxation	211		354
Share of associates’ profits after tax	(120)		(105)
Net interest and other finance charges	344		156
Gains on sale of businesses	—		(5)
Depreciation and amortisation	136		109
Movements in working capital	(854)		(707)
Dividend income	9		7
Other items	46		7
Cash generated from operations		973		830
Interest received		26		53
Interest paid		(225)		(193)
Dividends paid to equity minority interests		(69)		(37)
Taxation paid		(137)		(118)
Net cash from operating activities		568		535

Cash flows from investing activities
Disposal of property, plant and equipment	1		19
Purchase of property, plant and equipment	(171)		(124)
Net (purchase)/disposal of other investments	(11)		6
Disposal of businesses	1		4
Purchase of businesses	(64)		—
Net cash outflow from investing activities		(244)		(95)

Cash flows from financing activities
Net purchase of own shares for share schemes	(46)		(85)
Own shares repurchased	(354)		(492)
Net increase in loans	1,802		580
Equity dividends paid	(527)		(523)
Net cash from financing activities		875		(520)
Net increase/(decrease) in net cash and cash equivalents		1,199		(80)
Exchange differences		81		12
Net cash and cash equivalents at beginning of the period		683		839
Net cash and cash equivalents at end of the period		1,963		771

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,088		811
Bank overdrafts		(125)		(40)
		1,963		771

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.             Basis of preparation

This interim condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2008 except as noted below.

The following standards and interpretations, issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 12 — Service concession arrangements

IFRIC 13 — Customer loyalty programmes

The group has adopted IFRIC 14 — IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction as at 31 December 2008.  IFRIC 14 provides additional guidance on assessing the amount that can be recognised as an asset of a defined benefit pension surplus and as a consequence the amount of deferred tax on that surplus.  The adoption of IFRIC 14 at 31 December 2008 has not had a material impact on the balance sheet of the group at 31 December 2008.  There is no impact on the income statement.  No restatement of prior year financial information is necessary as the amounts involved are immaterial.

The group has adopted the amendment to IAS 23 — Borrowing costs for capital expenditure incurred on significant projects that commenced post 1 July 2007.  The amount of borrowing costs capitalised in the period was £2 million. No restatement of prior year information is necessary as the amounts involved are immaterial.

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

IAS 1 (Revised) — Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009)

IAS 27 (Revised) — Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009)

Amendment to IAS 38 — Intangible assets (effective for annual periods beginning on or after 1 January 2009)

Amendment to IFRS 2 — Share-based payments (effective for annual periods beginning on or after 1 January 2009)

IFRS 3 (Revised) — Business combinations (effective for annual periods beginning on or after 1 July 2009)

IFRS 8 — Operating segments (effective for annual periods beginning on or after 1 January 2009)

IFRIC 15 — Agreements for the construction of real estate (effective for annual periods beginning on or after 1 January 2009)

IFRIC 16 — Hedges of a net investment in a foreign operation (effective for annual periods beginning on or after 1 October 2008)

IFRIC 17 — Distributions on Non-cash assets to owners (effective for annual periods beginning on or after 1 July 2009)

The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group is currently assessing the impact this amendment to the standard would have on the results and net assets of the group.

IFRS 3 (Revised) continues to apply the acquisition method to business combinations with some significant changes, particularly around the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs. These changes will apply to business combinations occurring from 1 July 2009.

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is principally concerned with disclosure and replaces IAS 14 — Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

The group does not currently believe the adoption of the remaining standards or interpretations would have a material impact on the consolidated results or financial position of the group. With the exception of IAS 1 (Revised), the amendments to IFRS 2, IAS 27 and IFRS 8, none of the above standards and interpretations not yet adopted by Diageo has been endorsed or adopted for use in the European Union.

The comparative figures for the financial year ended 30 June 2008 are not the company’s statutory accounts for that financial year.  Those accounts have been reported on by the company’s auditors and delivered to the registrar of companies.  The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2.                                      Business and geographical analyses

Business analysis is presented under the categories of North America, Europe, International, Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:

	Six months ended 31 December 2008		Six months ended 31 December 2007
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million

North America	2,043	682	1,546	491
Europe	2,431	534	2,217	509
International	1,517	420	1,277	347
Asia Pacific	661	93	582	99
	6,652	1,729	5,622	1,446
Corporate	39	(93)	45	(32)
	6,691	1,636	5,667	1,414

Geographical analysis of sales and operating profit by destination:

	Six months ended 31 December 2008		Six months ended 31 December 2007
		Operating	Sales	Operating profit
	Sales £ million	profit £ million	£ million	£ million

North America	2,054	686	1,566	502
Europe	2,493	451	2,291	484
Asia Pacific	676	99	601	107
Latin America	664	185	568	160
Rest of World	804	215	641	161
	6,691	1,636	5,667	1,414

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.

The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.

Analysis of total assets:

	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

North America	1,248	889	894
Europe	1,666	1,239	1,576
International	1,362	964	1,028
Asia Pacific	650	474	479
Moët Hennessy	2,110	1,643	1,584
Corporate and other	15,007	10,818	9,626
	22,043	16,027	15,187

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.66  (2007 - £1 = $2.03) and euro - £1 = €1.21 (2007 - £1 = €1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.46  (30 June 2008 - £1 = $1.99; 31 December 2007 - £1 = $1.99) and euro - £1 = €1.05 (30 June 2008 - £1 = €1.26; 31 December 2007 - £1 = €1.36).  The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.

3.                                      Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the six months ended 31 December 2008 costs of £13 million in respect of the restructuring of Irish brewing operations, which commenced in the year ended 30 June 2008, have been identified as a pre-tax exceptional item. There was a pre-tax exceptional gain of £5 million on the sale of shares in Top Table in the six months ended 31 December 2007.

4.                                      Net interest and other finance charges

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Interest payable	(311)	(196)
Interest receivable	45	43
Market value movements on interest rate instruments	(31)	(4)
Net interest payable	(297)	(157)

Net finance income in respect of post employment plans	—	23
Unwinding of discounts	(11)	(8)
Other finance charges	(17)	(7)
	(28)	8
Net exchange movements on certain financial instruments	(19)	(7)
Net other finance (charges)/income	(47)	1

5.                                      Taxation

The £211 million (2007 - £354 million) taxation charge for the six months ended 31 December 2008 comprises a UK tax credit of £76 million (2007 — charge of £23 million), a foreign tax charge of £289 million (2007 - £331 million) and a foreign tax credit on exceptional items of £2 million (2007 — nil).

6.                                      Inventories

	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

Raw materials and consumables	399	294	280
Work in progress	25	21	18
Maturing inventories	2,240	1,939	1,870
Finished goods and goods for resale	689	485	527
	3,353	2,739	2,695

7.              Net borrowings

	31 December 2008	30 June 2008	31 December 2007
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,892)	(1,663)	(1,372)
Borrowings due after one year	(9,223)	(5,545)	(5,154)
Fair value of interest rate hedging instruments	172	27	29
Fair value of foreign currency swaps and forwards	448	29	(27)
Finance lease obligations	(9)	(9)	(11)
	(10,504)	(7,161)	(6,535)
Less: Cash and cash equivalents	2,088	714	811
	(8,416)	(6,447)	(5,724)

In the six months ended 31 December 2008, the group issued a US $1,500 million global bond repayable in January 2014 with a coupon of 7.375% and a €1,000 million global bond repayable in December 2014 with a coupon of 6.625%. A US $250 million bond was repaid.

8.                                      Reconciliation of movement in net borrowings

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Net borrowings at beginning of the period	(6,447)	(4,845)

Increase/(decrease) in net cash and cash equivalents before exchange	1,199	(80)
Cash flow from change in loans	(1,802)	(580)
Change in net borrowings from cash flows	(603)	(660)
Exchange differences	(1,470)	(227)
Other non-cash items	104	8
Net borrowings at end of the period	(8,416)	(5,724)

9.                                      Movements in total equity

	Six months ended 31 December 2008	Six months ended 31 December 2007
	£ million	£ million

Total equity at beginning of the period	4,175	4,170

Total recognised income and expense for the period	1,424	1,004
Dividends paid to equity shareholders	(527)	(523)
Dividends paid to minority interests	(69)	(37)
Share trust arrangements	33	43
Tax on share trust arrangements	(3)	(2)
Own shares repurchased	(354)	(492)
Purchase of own shares for holding as treasury shares for Share scheme hedging	(63)	(112)
Net movement in total equity	441	(119)
Total equity at end of the period	4,616	4,051

Total equity at the end of the period includes gains of £187 million (30 June 2008 — gains of £15 million) in respect of cumulative translation differences and £2,156 million (30 June 2008 - £2,341 million) in respect of own shares held as treasury shares.

10.                               Dividends

	Six months ended 31 December 2008 £ million	Six months ended 31 December 2007 £ million
Amounts recognised as distributions to equity holders in the period

Final dividend paid for the year ended 30 June 2008 of 21.15p (2007 — 20.15p) per share	527	523

An interim dividend of 13.90 pence per share for the six months ended 31 December 2008 (2007 — 13.20 pence per share) was approved by the Board on 11 February 2009.  As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2008.

11.                               Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£137 million) until November 2009. Including this guarantee, but net of the amount provided in the condensed consolidated financial information, at 31 December 2008 the group has given performance guarantees and indemnities to third parties of £148 million.

There has been no material change since 31 December 2008 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Under IFRS (unaudited)

	Six months ended 31 December 2008	Six months ended 31 December 2007	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005
	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	1,412	1,368	2,093	2,095	2,146	1,925
Less: Share of associates’ income	(120)	(105)	(177)	(149)	(131)	(121)
Add: Dividend income receivable from associates	9	7	143	119	106	104
Add: Fixed charges	593	297	549	400	284	325
Less: Preferred share dividends payable	—	—	—	—	—	(11)
	1,894	1,567	2,608	2,465	2,405	2,222
Fixed charges
Interest payable and other finance charges (note (1))	580	285	523	378	261	289
Add: Preferred share dividends payable	—	—	—	—	—	(11)
Add: One third of rental expense	13	12	26	22	23	25
	593	297	549	400	284	325

	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	3.2	5.3	4.8	6.2	8.5	6.8

Notes:

(1)

Interest payable and other finance charges for the six months ended 31 December 2008 includes a £222 million charge (31 December 2007 — £67 million; 30 June 2008 - £75 million; 30 June 2007 — £30 million; 30 June 2006 — £15 million) in respect of fair value adjustments to the group’s derivative instruments.

(2)	The fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ NC Rose
NC Rose
Chief financial officer
11 March 2009